================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                               (Amendment No. 10)
                      -----------------------------------

                            COMPANHIA DE BEBIDAS DAS
                                 AMERICAS-AMBEV
                                (Name of Issuer)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                   (Translation of Issuer's Name into English)
                      -----------------------------------

                        COMMON SHARES, WITHOUT PAR VALUE

            AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 1 (ONE)
                  COMMON SHARE, WITHOUT PAR VALUE, EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class or securities)

                             -----------------------
                                    20441W104
                                 (CUSIP Number)
                             -----------------------

     MR. ROBERTO MOSES THOMPSON MOTTA                GEORGE H. WHITE
               BRC S.A.R.L.                      SULLIVAN & CROMWELL LLP
        13-15 AVENUE DE LA LIBERTE                  1 NEW FETTER LANE
             L-1931 LUMXEMBOURG                       LONDON EC4A 1AN
                +352 26 89 01                             ENGLAND
                                                     +44 20 7959 8900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                DECEMBER 19, 2008
                  (Date of Event to Which This Filing Relates)

================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
1    Names of Reporting Persons: BRC S.A.R.L.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions): OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization: LUXEMBOURG
--------------------------------------------------------------------------------
                                      7   Sole Voting Power: 0
                                      ------------------------------------------
          Number of Shares            8   Shared Voting Power: 312,853,754
            Beneficially                  COMMON SHARES (1)
Owned by Each Reporting Person with   ------------------------------------------
                                      9   Sole Dispositive Power: 0
                                      ------------------------------------------
                                      10  Shared Dispositive Power: 312,853,754
                                          COMMON SHARES (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person: 312,853,754 COMMON SHARES (1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11): 90.5% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions): HC
--------------------------------------------------------------------------------

(1) Includes (i) the 255,505,877 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") currently indirectly owned by Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) ("Anheuser-Busch InBev"), a Belgium corporation in which Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Herrmann Telles ("Mr. Telles") indirectly and BRC S.a.R.L. ("BRC") directly hold a 23.46% equity interest; and
(ii) the 57,347,877 common shares of AmBev held by Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (`Fundacao"), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of Anheuser-Busch InBev (Interbrew International B.V. and Ambrew S.A.) that hold the 255,505,877 common shares of AmBev referred to above, is a party to the AmBev Shareholders' Agreement. BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the "Interbrew Shareholders Agreement") with respect to 736,902,400 Anheuser-Busch InBev ordinary shares, representing approximately 46.0% of all issued and outstanding Anheuser-Busch InBev ordinary shares as of February 6, 2009. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

BRC disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
1    Names of Reporting Persons: JORGE PAULO LEMANN
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions): OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization: FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                      7   Sole Voting Power: 1
                                      ------------------------------------------
          Number of Shares            8   Shared Voting Power: 312,853,754
            Beneficially                  COMMON SHARES (1)
Owned by Each Reporting Person with   ------------------------------------------
                                      9   Sole Dispositive Power: 1
                                      ------------------------------------------
                                      10  Shared Dispositive Power: 312,853,754
                                          COMMON SHARES (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person: 312,853,754 COMMON SHARES (1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11): 90.5% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

(1) Includes (i) the 255,505,877 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") currently indirectly owned by Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) ("Anheuser-Busch InBev"), a Belgium corporation in which Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Herrmann Telles ("Mr. Telles") indirectly and BRC S.a.R.L. ("BRC") directly hold a 23.46% equity interest; and
(ii) the 57,347,877 common shares of AmBev held by Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (`Fundacao'), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of Anheuser-Busch InBev (Interbrew International B.V. and Ambrew S.A.) that hold the 255,505,877 common shares of AmBev referred to above, is a party to the AmBev Shareholders' Agreement. BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the "Interbrew Shareholders Agreement") with respect to 736,902,400 Anheuser-Busch InBev ordinary shares, representing approximately 46.0% of all issued and outstanding Anheuser-Busch InBev ordinary shares as of February 6, 2009. See Items 2, 3, 4, 5 and 6 of this Schedule 13D. In addition, Mr. Lemann is a party to the Shareholders' Voting Rights Agreement (as amended) with Mr. Telles and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.

Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
1    Names of Reporting Persons: CARLOS ALBERTO DA VEIGA SICUPIRA
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions): OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization: FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                      7   Sole Voting Power: 1
                                      ------------------------------------------
          Number of Shares            8   Shared Voting Power: 312,853,754
            Beneficially                  COMMON SHARES (1)
Owned by Each Reporting Person with   ------------------------------------------
                                      9   Sole Dispositive Power: 1
                                      ------------------------------------------
                                      10  Shared Dispositive Power: 312,853,754
                                          COMMON SHARES (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person: 312,853,754 COMMON SHARES (1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11): 90.5% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

(1) Includes (i) the 255,505,877 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") currently indirectly owned by Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) ("Anheuser-Busch InBev"), a Belgium corporation in which Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Herrmann Telles ("Mr. Telles") indirectly and BRC S.a.R.L. ("BRC") directly hold a 23.46% equity interest; and
(ii) the 57,347,877 common shares of AmBev held by Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia ("Fundacao"), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of Anheuser-Busch InBev (Interbrew International B.V. and Ambrew S.A.) that hold the 255,505,877 common shares of AmBev referred to above, is a party to the AmBev Shareholders' Agreement. BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the "Interbrew Shareholders Agreement") with respect to 736,902,400 Anheuser-Busch InBev ordinary shares, representing approximately 46.0% of all issued and outstanding Anheuser-Busch InBev ordinary shares as of February 6, 2009. See Items 2, 3, 4, 5 and 6 of this Schedule 13D. In addition, Mr. Sicupira is a party to the Shareholders' Voting Rights Agreement (as amended) with Mr. Telles and Mr. Lemann pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.

Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
1    Names of Reporting Persons: MARCEL HERRMANN TELLES
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions): OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization: FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                      7   Sole Voting Power: 50,601
                                      ------------------------------------------
          Number of Shares            8   Shared Voting Power: 312,853,754
            Beneficially                  COMMON SHARES (1)
Owned by Each Reporting Person with   ------------------------------------------
                                      9   Sole Dispositive Power: 50,601
                                      ------------------------------------------
                                      10  Shared Dispositive Power: 312,853,754
                                          COMMON SHARES (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person: 312,853,754 COMMON SHARES (1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11): 90.5% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

(1) Includes (i) the 255,505,877 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") currently indirectly owned by Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) ("Anheuser-Busch InBev"), a Belgium corporation in which Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Marcel Herrmann Telles ("Mr. Telles") indirectly and BRC S.a.R.L. ("BRC") directly hold a 23.46% equity interest; and
(ii) the 57,347,877 common shares of AmBev held by Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia ("Fundacao"), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of Anheuser-Busch InBev (Interbrew International B.V. and Ambrew S.A.) that hold the 255,505,877 common shares of AmBev referred to above, is a party to the AmBev Shareholders' Agreement. BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the "Interbrew Shareholders Agreement") with respect to 736,902,400 Anheuser-Busch InBev ordinary shares, representing approximately 46.0% of all issued and outstanding Anheuser-Busch InBev ordinary shares as of February 6, 2009. See Items 2, 3, 4, 5 and 6 of this Schedule 13D. In addition, Mr. Telles is a party to the Shareholders' Voting Rights Agreement (as amended) with Mr. Sicupira and Mr. Lemann pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.

Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

         This Amendment No. 10 ("Amendment No. 10") amends the Schedule 13D originally filed on September 1, 2004, Amendment No. 1 thereto filed on September 10, 2004, Amendment No. 2 thereto filed on October 13, 2004, Amendment No. 3 thereto filed on February 15, 2005, Amendment No. 4 thereto filed on March 1, 2005, Amendment No. 5 thereto filed on March 28, 2005, Amendment No. 6 thereto filed on April 6, 2005, Amendment No. 7 thereto filed on June 9, 2005, Amendment No. 8 thereto filed on April 26, 2006 and Amendment No. 9 thereto filed on March 27, 2007 on behalf of (i) BRC S.a.R.L. (formerly BRC S.A.), a company (societe a responsabilite limite) incorporated under the laws of Luxembourg ("BRC"), (ii) Jorge Paulo Lemann, a Brazilian citizen ("Mr. Lemann"),
(iii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen ("Mr. Sicupira"), and (iv) Marcel Hermann Telles, a Brazilian citizen ("Mr. Telles" and, together with BRC, Mr. Lemann and Mr. Sicupira, the "Reporting Persons"), relating to the common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas - AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 1 (one) AmBev Common Share. The American Depositary Shares are evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros, 1017, 4(degree) andar, 04530-001, Sao Paulo, SP, Brazil.

ITEM 2.   IDENTITY AND BACKGROUND.

         This Item 2 is hereby amended and supplemented as follows:

         The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of BRC and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annex A-1 to this Amendment No. 10.

         On November 18, 2008, InBev SA/NV announced that it had completed its acquisition of Anheuser-Busch Companies, Inc. As a result of the acquisition, InBev SA/NV changed its name to Anheuser-Busch InBev SA/NV.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended and supplemented by adding the following:

         From March 25, 2006 through February 6, 2009, Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") acquired 3,159,000 AmBev Common Shares in open market purchases, which amount reflects the 100:1 reverse stock split approved by AmBev shareholders on June 29, 2007 described under Item 5 below. From December 9, 2008 through February 6, 2009 the Fundacao acquired 212,100 AmBev Common Shares in open market purchases, as set forth in Exhibit V, which is incorporated herein by reference. The Fundacao also subscribed to 695,755 AmBev Common Shares pursuant to the merger of InBev Brasil into AmBev as described more fully under Item 5 below. The aggregate purchase price for these transactions in U.S. Dollars was approximately $196,684,971. The source of funding for the purchases of AmBev Common Shares was the general working capital of the Fundacao and the amounts received as a result of the sale of AmBev preferred shares through the Individual Investment Program and the Second Individual Investment Program, as defined below.

ITEM 4.   PURPOSE OF TRANSACTION.

         Prior to November 17, 2006, the Fundacao acquired 171,230,000 AmBev Common Shares for general investment purposes through regular market transactions in accordance with the Individual Investment Program.

         On July 4, 2007, the Fundacao acquired 89 AmBev Common Shares for general investment purposes through a regular market transaction.

         After September 17, 2007, the Fundacao acquired 1,446,700 AmBev Common Shares for general investment purposes through regular market transactions in accordance with a new individual investment program (the "Second Individual Investment Program") based on the "Manual of Disclosure and Use of Information and Policy of Negotiation of Securities Issued By Companhia de Bebidas das Americas -- AmBev". A translation of the Second Individual Investment Program is attached as Exhibit W hereto and is incorporated herein by reference.

         Consistent with the Second Individual Investment Program, the Fundacao plans to continue to acquire up to an additional Brazilian Reais $200 million worth of AmBev Common Shares from time to time prior to September 17, 2010, the expiration date of the Second Individual Investment Program, through regular market transactions or otherwise.

         The Fundacao may change the Second Individual Investment Program to acquire more than Brazilian Reais $200 million worth of AmBev Common Shares, fewer than Brazilian Reais $200 million worth of AmBev Common Shares or no additional AmBev Common Shares. Following the completion of the Second Individual Investment Program, the Fundacao may acquire additional AmBev Common Shares or enter into other Individual Investment Programs.

         In addition, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding AmBev or any of AmBev's securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

         For information regarding the purpose of transactions relating to the merger of InBev Brasil into AmBev, reference is made to Item 5 which is incorporated by reference herein.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

         This Item 5 is hereby amended and supplemented as follows:

         (a) Rows (11) and (13) of the cover pages to this Amendment No. 10 are hereby incorporated by reference.

         (b) Rows (7) through (10) of the cover pages to this Amendment No. 10 are hereby incorporated by reference.

         (c) From March 25, 2006 through February 6, 2009, the Fundacao acquired 3,854,755 AmBev Common Shares in open market purchases or pursuant to the InBev Brasil - AmBev Merger, as described below.

         On July 28, 2005, InBev Brasil was merged into AmBev pursuant to the terms and conditions of a merger protocol entered into between AmBev, InBev Brasil and Anheuser-Busch InBev (the "InBev Brasil - AmBev Merger"). The AmBev Common Shares owned by InBev Brasil on that date were cancelled and AmBev issued the same number of new AmBev Common Shares directly to InBev Brasil's shareholders in exchange for their respective equity interests in InBev Brasil. Pursuant to the terms of the merger protocol, AmBev Common Shares are issuable as a result of the capitalization by Anheuser-Busch InBev of the tax benefit that could be realized by AmBev in connection with the amortization of the goodwill transferred to Ambev as a result of the merger. Such goodwill will be amortized over the ten years following the merger, in accordance with Instruction 319/99 of Comissao de Valores Mobiliarios (the Securities and Exchange Commission of Brazil).

         As a result of this amortization resulting from the InBev Brasil - AmBev Merger, 2,449,120 AmBev common shares were subscribed for by the Fundacao on June 27, 2006, exercising its preemptive rights; 26,048,010 AmBev common shares were subscribed for by the Fundacao on April 27, 2007, exercising its preemptive rights; and 403,520 AmBev common shares were subscribed for by the Fundacao on April 28, 2008, exercising its preemptive rights. As a result of the apportionment of the unsubscribed shares by minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007, 726,408 AmBev common shares were subscribed for by the Fundacao on June 26, 2007.

         At the extraordinary general meeting of AmBev held on June 29, 2007, AmBev's shareholders approved a reverse split of its shares in the proportion of 100 existing shares to one new share.

         For further information, reference is made to Item 3 of this Amendment No. 10 which is incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the following:

         On November 23, 2008, Anheuser-Busch InBev launched a rights offering (the "Offering") consisting of 986,109,272 new Anheuser-Busch InBev shares

("Shares") on the basis of eight (8) new Shares for every five (5) outstanding Shares. The Offering was completed on December 16, 2008.

         In order to facilitate their participation in the Offering, on November 14, 2008, BRC, Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien
SCA) ("EPS"), Rayvax Societe d'Investissement NV/SA and the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) (the "Stichting") entered into an amended and restated amendment ("Amendment No. 1") to the shareholders agreement originally entered into on March 2, 2004 by them, in connection with the combination of Interbrew with AmBev (the "Anheuser-Busch InBev Shareholders Agreement", formerly referred to as the "Interbrew Shareholders Agreement"). On December 19, 2008, the parties to the Anheuser-Busch InBev Shareholders Agreement entered into a First Addendum to the Amendment No. 1 (the "First Addendum"). Under Amendment No. 1 and the First Addendum, BRC agreed to invest at least approximately EUR 1.5 billion, and EPS agreed to (together with its affiliates) invest at least approximately EUR 1.3 billion, and in each case together with any additional funds raised in a "cash neutral" transaction in order to maximize the exercise of rights attributable to the Shares it currently holds directly or through the Stichting.

         By exception to the rule that the Stichting may not transfer certificated Shares for the duration of the Anheuser-Busch InBev Shareholders Agreement, Amendment No. 1 allowed each of BRC and EPS to finance its participation in the Offering by withdrawing all or a portion of its Shares held through the Stichting and either pledging those Shares to a lender pursuant to a financing arrangement or selling those Shares pursuant to a private placement in order to subscribe for additional Shares in the Offering. All Shares so pledged must be transferred to the Stichting and certificated once the pledge has been granted or the sale completed. In addition, in the First Addendum, BRC and EPS each agreed to transfer Shares to the Stichting, such that they each hold the same aggregate number of Shares through the Stichting.

         Amendment No. 1 permits BRC and EPS to sell from time to time, subject to certain limitations, a portion of its Shares held through the Stichting in order to reimburse funds under the relevant financing arrangement or a refinancing thereof. BRC and EPS are not allowed to voluntarily withdraw Shares from the Stichting for this purpose if and to the extent that as a result of such sale the relevant party would hold less than 15% of the Shares outstanding at such time through the Stichting.

         In the event BRC or EPS withdraws Shares from the Stichting, pursuant to an event of default or to reimburse funds under a financing arrangement, Amendment No. 1 allows the other party to make a corresponding withdrawal.

         Prior to the occurrence of an event of default, if any, under the relevant financing arrangements, all voting rights attributable to pledged Shares shall remain with the Stichting whereas economic rights attributable to pledged Shares shall remain with BRC and EPS.

         Amendment No. 1 to the Anheuser-Busch InBev Shareholders Agreement is attached as Exhibit T to this Schedule 13D and is hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

         The First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement is attached as Exhibit U to this
Schedule 13D and is hereby incorporated by reference herein, and this Item 6 is qualified in its entirety by reference thereto.

         As of February 6, 2009, as a result of the Offering and the transactions contemplated by Amendment No. 1 and the First Addendum, the Stichting holds 736,902,400 Shares.

         Amendments were made to the Stichting's organizational documents (Conditions of Administration and Bylaws), which reflect and implement the agreements contained in the Amendment No. 1 and the First Addendum, and took effect upon the closing of the Offering.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.     Description
-----------     ------------

A. Shareholders' Agreement of AmBev, executed on July 1, 1999, among Fundacao, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco S.A. and ECAP).

B. Shareholders' Agreement of AmBev, executed on July 1, 1999, among Fundacao, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to
                Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco S.A. and ECAP).

Exhibit No.     Description
-----------     ------------

C. Shareholders' Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D. Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participacoes S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to
                Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco Participacoes S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E. Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco Participacoes S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F. Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to
                Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco Participacoes S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G. First Amendment to the AmBev Shareholders' Agreement dated March 3, 2004 among Fundacao, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco Participacoes S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.     Description
-----------     ------------

H. Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco Participacoes S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I. Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J. Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K. Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.              Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr.
                Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M. Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to AmBev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N. Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to AmBev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.     Description
-----------     ------------

O. Invitation to Bid (`Edital') published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to AmBev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P. Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to
                Schedule 13D relating to AmBev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q. Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to AmBev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

R. Press Release of InBev, dated March 31, 2005 (incorporated by reference to Exhibit R to Amendment No. 6 to Schedule 13D relating to AmBev, filed on March 31, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

S. First Amendment to the Shareholders' Voting Rights Agreement, dated as of March 23, 2007, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Inpar VOF, Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global and BRC as acknowledging parties (incorporated by reference to Exhibit S to Amendment No. 9 to Schedule 13D relating to AmBev, filed on March 27, 2007 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

T. Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement.

U. First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement.

V. List of Common Shares acquired by the Fundacao from December 9, 2008 through February 6, 2009.

W.              Second Individual Investment Program of the Fundacao.

                                    ANNEX A-1

                               DIRECTORS OF BRC(1)

------------------------------------------------------------------------------------------------------------
                                                                                              BENEFICIAL
                                                                                             OWNERSHIP OF
       NAME                                                         PRESENT PRINCIPAL        AMBEV COMMON
                     CITIZENSHIP         BUSINESS ADDRESS               OCCUPATION              SHARES
                                                                      OR EMPLOYMENT
------------------------------------------------------------------------------------------------------------
Jorge Paulo Lemann  Brazil          Rebhalde 35, Jona,          Director of BRC,                   1
                                    Switzerland                 Anheuser-Busch InBev, the
                                                                Stichting and Alternate
                                                                Director of AmBev
------------------------------------------------------------------------------------------------------------
Carlos Alberto da    Brazil         Redingstrasse 4, 3rd Flr,   Director of BRC,                   1
Veiga Sicupira                      CH - 9000, St. Gallen,      Anheuser-Busch InBev, the
                                    Switzerland                 Stichting and AmBev
------------------------------------------------------------------------------------------------------------
Marcel Herrmann      Brazil         Redingstrasse 4, 4th Flr,   Director of BRC,                50,601
Telles                              CH - 9000, St. Gallen,      Anheuser-Busch InBev, the
                                    Switzerland                 Stichting and AmBev
------------------------------------------------------------------------------------------------------------
Roberto Moses        Brazil         600 Third Avenue, 37th      Director of BRC, the               1
Thompson Motta                      floor, New York,            Stichting and
                                    NY  10016, USA              Anheuser-Busch InBev;
                                                                Alternate Director of
                                                                AmBev; member of the
                                                                Board of Directors of QIB
------------------------------------------------------------------------------------------------------------
Jean-Pierre         Luxembourg      14, rue Edward Steichen     Partner of Loyens & Loeff        None
Winandy                             L-2540 - Luxembourg         NV; director of BRC
                                    Luxembourg
------------------------------------------------------------------------------------------------------------

--------
     (1) BRC currently does not have any executive officers.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2009

                                     BRC S.A.R.L.

                                     by     /s/ Roberto Moses Thompson Motta
                                            ------------------------------------
                                     Name:  Roberto Moses Thompson Motta
                                     Title: Director


                                     by     /s/ Carlos Alberto da Veiga Sicupira
                                            ------------------------------------
                                     Name:  Carlos Alberto da Veiga Sicupira
                                     Title: Director

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2009

                                     JORGE PAULO LEMANN

                                     by     /s/ Jorge Paulo Lemann
                                            ------------------------------------
                                     Name:  Jorge Paulo Lemann

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2009

                                     CARLOS ALBERTO DA VEIGA SICUPIRA

                                     by     /s/ Carlos Alberto da Veiga Sicupira
                                            ------------------------------------
                                     Name:  Carlos Alberto da Veiga Sicupira

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2009

                                     MARCEL HERRMANN TELLES

                                     by     /s/ Marcel Herrmann Telles
                                            ------------------------------------
                                     Name:  Marcel Herrmann Telles

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     ------------

A. Shareholders' Agreement of AmBev, executed on July 1, 1999, among Fundacao, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco S.A. and ECAP).

B. Shareholders' Agreement of AmBev, executed on July 1, 1999, among Fundacao, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to
                Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco S.A. and ECAP).

C. Shareholders' Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D. Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participacoes S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to
                Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco Participacoes S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.     Description
-----------     ------------

E. Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco Participacoes S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F. Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to
                Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco Participacoes S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G. First Amendment to the AmBev Shareholders' Agreement dated March 3, 2004 among Fundacao, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco Participacoes S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H. Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco Participacoes S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I. Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J. Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.     Description
-----------     ------------

K. Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.              Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr.
                Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M. Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to AmBev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N. Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to AmBev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O. Invitation to Bid (`Edital') published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to AmBev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P. Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to
                Schedule 13D relating to AmBev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q. Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to AmBev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.     Description
-----------     ------------

R. Press Release of InBev, dated March 31, 2005 (incorporated by reference to Exhibit R to Amendment No. 6 to Schedule 13D relating to AmBev, filed on March 31, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

S. First Amendment to the Shareholders' Voting Rights Agreement, dated as of March 23, 2007, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Inpar VOF, Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global and BRC as acknowledging parties (incorporated by reference to Exhibit S to Amendment No. 9 to Schedule 13D relating to AmBev, filed on March 27, 2007 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

T. Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement.

U. First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement.

V. List of Common Shares acquired by the Fundacao from December 9, 2008 through February 6, 2009.

W.              Second Individual Investment Program of the Fundacao.